UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

July 29, 2019

METHANEX CORPORATION APPOINTS KEVIN RODGERS TO ITS BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA (July 29, 2019) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced the appointment of Kevin Rodgers to its Board of Directors effective July 26, 2019.

As part of the cooperation agreement reached with M&G Investments earlier this year, the Company agreed to appoint an additional director from a list submitted by M&G Investments after its annual general meeting of shareholders held on April 25, 2019.

Mr. Rodgers brings almost thirty years of financial and capital market experience to the Board. He was most recently a Partner and Senior Advisor to the Chief Investment Officer at Cumulus Asset Management, an asset management company. Mr. Rodgers also served as the Managing Director and Global Head of Foreign Exchange at Deutsche Bank from 2012 to 2014 and held several other leadership roles at Deutsche Bank since 1999.

Mr. Rodgers holds a master’s degree in Chemical Engineering from Imperial College London, an MBA from London Business School and a master’s degree in Economic History from London School of Economics.

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

- end -

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 29, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary